Exhibit 99.1

IAMGOLD increases net cash from operating activities by 155% and continues driving down all-in sustaining costs in Q2/14; Westwood swings into commercial production July 1, 2014

TSX: IMG    NYSE: IAG

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.
Refer to the Management Discussion and Analysis (MD&A) and Unaudited Condensed Consolidated Interim Financial Statements for the three months ended June 30, 2014 for more information.

TORONTO, Aug. 13, 2014 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today reported its unaudited condensed consolidated interim financial and operating results for the second quarter ended June 30, 2014.

SECOND QUARTER 2014 HIGHLIGHTS

•	Adjusted net earnings attributable to equity holders[1] of $8.8 million, or $0.02 per share[1].
•	Net cash from operating activities of $96.8 million, up $58.9 million or 155% from Q2/13.
•	Cash, cash equivalents, gold bullion (at market value) of $297.3 million at June 30, 2014.
•	Attributable gold production of 206,000 ounces[2] up 20% from Q1/14.
•	Attributable commercial gold production of 197,000 ounces; gold sales of 192,000 ounces.
•	Production at Essakane benefits from mill expansion with 35% increase from Q1/14.
•	Westwood achieves commercial production effective July 1, 2014.
•	All-in sustaining costs[1] - gold mines[3] - of $1,136 per ounce sold are trending lower for second consecutive quarter.
•	Total cash costs[1,4] - gold mines of $881 per ounce ($861 per ounce for IAMGOLD owned and operated mines), improved marginally from Q1/14.
•	Total cash costs and all-in sustaining costs in the prior year period were favourably impacted by a significant power cost adjustment at Rosebel.
•	Maintaining 2014 gold production and cost guidance for all gold mines.
•	Continued strong performance at Niobec with 1.4 million kilograms of niobium and operating margin of $18 per kilogram in Q2/14 supports the upward revision to our 2014 guidance.
•	Drilling update for Pitangui gold project in Brazil confirms continuity of mineralization of known resource and new high-grade intersections in a second zone.

"Our rigorous focus on improving operating efficiency and productivity across all operations continues to drive down our all-in sustaining costs," said Steve Letwin, President and Chief Executive Officer. "At $1,136 an ounce, all-in sustaining costs at our gold mines fell for the second quarter in a row, coming in 5% lower than the previous quarter and below the bottom of our guidance range. Gold production of 206,000 ounces increased 20% from the previous quarter, with the significant mill capacity expansion at Essakane driving its production alone up 35%. We are confident that we will meet guidance for the year. With Niobec continuing to demonstrate operational excellence, we raised guidance for both niobium production and operating margins.

"The first half of 2014 has set the stage for a stronger second half," continued Mr. Letwin. "At Westwood, the success of our operation and development teams in advancing underground productivity allowed us to achieve commercial production on July 1st. Westwood remains on track to produce between 100,000 and 120,000 ounces in 2014, including the contribution from Mouska. Together with the anticipated improvement in grades at both Essakane and Rosebel, we expect a strong ramp-up in production in the second half. Operating costs should continue to improve versus plan as we implement various optimization initiatives.  Our total cash costs per ounce are expected to benefit from the ramp up of commercial production at Westwood."

SUMMARY OF FINANCIAL AND OPERATING RESULTS

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Financial Results ($ millions, except where noted)
Revenues	$288.6	$301.1	$567.9	$606.4
Cost of sales	$246.3	$208.8	$470.6	$393.2
Earnings from mining operations[1]	$42.3	$92.3	$97.3	$213.2
Net losses attributable to equity holders of IAMGOLD	$(16.0)	$(28.4)	$(12.3)	$(17.5)
Net losses per share ($/share)	$(0.04)	$(0.08)	$(0.03)	$(0.05)
Adjusted net earnings attributable to equity holders of IAMGOLD[1]	$8.8	$30.2	$20.7	$87.9
Adjusted net earnings per share[1] ($/share)	$0.02	$0.08	$0.05	$0.23
Net cash from operating activities	$96.8	$37.9	$124.9	$137.4
Net cash from operating activities before changes in working capital[1]	$70.1	$68.3	$134.7	$183.5
Net cash from operating activities before changes in working capital ($/share)[1]	$0.19	$0.18	$0.36	$0.49
Key Operating Statistics
Gold sales - attributable (000s oz)	192	201	368	372
Gold commercial production - attributable (000s oz)	197	214	368	402
Gold production - attributable[2] (000s oz)	206	224	378	412
Average realized gold price[1] ($/oz)	$1,288	$1,373	$1,287	$1,493
Total cash costs[1,3,4] - gold mines[5] ($/oz)	$881	$787	$883	$787
Gold margin[1] ($/oz)	$407	$586	$404	$706
All-in sustaining costs[1,4] - gold mines ($/oz)	$1,136	$1,196	$1,165	$1,239
All-in sustaining costs - total[6] ($/oz)	$1,027	$1,143	$1,032	$1,180
Niobium production (millions of kg Nb)	1.4	1.2	2.7	2.4
Niobium sales (millions of kg Nb)	1.4	1.3	2.9	2.5
Operating margin[1] ($/kg Nb)	$18	$17	$19	$17

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
2	Attributable gold production includes Westwood pre-commercial production for the three and six months ended June 30, 2014 of 9,000 ounces and 10,000 ounces, respectively, and for the three and six months ended June 30, 2013 of 10,000 ounces.
3	The total cash costs computation does not include Westwood pre-commercial production for the three and six months ended June 30, 2014 of 9,000 ounces and 10,000 ounces, respectively and for the three and six months ended June 30, 2013 of 10,000 ounces.
4	By-product credits are included in the calculation of this measure; refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
5	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Mouska, Sadiola and Yatela on an attributable basis.
6	Total, as used with all-in sustaining costs, includes the impact of niobium contribution, defined as the Niobec operating margin and sustaining capital, on a per gold ounce sold basis. Refer to the all-in sustaining costs table in the MD&A.

SECOND QUARTER 2014 HIGHLIGHTS

Financial Performance

•	Revenues for the second quarter 2014 were $288.6 million, $12.5 million lower than the same prior year period. The decrease was mainly due to a lower average realized gold price ($13.9 million) and, excluding joint ventures, lower gold sales volume of 5,000 ounces ($6.3 million), partially offset by higher niobium sales volume ($7.4 million).
•	Cost of sales for the second quarter 2014 was $246.3 million, up $37.5 million from the same prior year period. The increase was mainly the result of higher operating costs ($26.9 million) and higher depreciation expense ($12.2 million). Operating costs were higher primarily due to more hard rock processed and lower capitalized mining costs as access to the phase 2 south ore-rich zone was achieved at Essakane ($31.0 million), the positive impact of the adjustment to the power cost accrual for prior periods at Rosebel ($11.6 million), partially offset by lower costs at Mouska as it reached its end of life ($25.7 million).
•	Adjusted net earnings attributable to equity holders[1] for the second quarter 2014 were $8.8 million ($0.02 per share1), $21.4 million ($0.06 per share) lower than the same prior year period.
•	Net losses attributable to equity holders for the second quarter 2014 were $16.0 million or $0.04 per share, a $12.4 million or $0.04 per share improvement from the same prior year period. The improvement mainly related to impairment charges of marketable securities and associates in the same prior year period ($39.3 million), lower income taxes ($15.3 million), net derivative gains ($11.8 million), lower write-down of receivables ($6.6 million) and lower exploration expenses ($4.3 million), partially offset by changes in estimates of asset retirement obligations at closed sites ($13.8 million), higher net losses from our share of investments in associates and joint ventures ($4.6 million) and lower revenues and higher cost of sales as noted above.
•	We are seeing positive results from initiatives to optimize and monetize a portion of non-cash working capital processes. Net cash from operating activities for the second quarter 2014 was $96.8 million, up $58.9 million from the same prior year period. The increase was mainly due to collecting cash on outstanding receivables ($24.0 million), paying less income taxes ($31.8 million) and managing vendor payment terms ($34.2 million), partially offset by lower earnings from operations. We continue to manage working capital, effectively balancing our liquidity position, while maintaining appropriate inventory levels to support operations.

•	Net cash from operating activities before changes in working capital[1] for the second quarter 2014 was $70.1 million ($0.19 per share1), up $1.8 million ($0.01 per share) from the same prior year period.

Financial Position

•	Cash, cash equivalents and gold bullion (at market value) was $297.3 million as at June 30, 2014, down $16.6 million from March 31, 2014. The decrease was mainly due to spend on property, plant and equipment ($132.1 million), partially offset by proceeds received from finance leases ($25.1 million) and cash generated from operating activities ($96.8 million).
•	As at June 30, 2014, no funds were drawn against our $750 million total unsecured revolving credit facilities.

Production, Costs and Margins

Gold Operations

•	Attributable gold production, inclusive of joint venture operations, was 206,000 ounces in the second quarter 2014, up 20% from the first quarter 2014 as the Doyon division processed gold stockpiled in the first quarter and Essakane ramped up production by 35%. Compared to the second quarter 2013, production was down primarily due to lower grades at Rosebel resulting from a severe rainy season that impeded access to higher grade ore and expected lower production from Mouska as the mine reached its end of life. Partly offsetting the lower production from Rosebel and the Doyon division was an increase in gold production at Essakane, which reflected higher grades and the increase in throughput as a result of the commissioning of the new processing line in the first quarter of this year. Gold production in the second half of the year is expected to improve with access to improved grades at Rosebel, processing higher-grade hard rock at Essakane and the start of commercial production at Westwood, effective July 1, 2014.
•	Attributable gold sales, inclusive of joint venture operations, for the second quarter 2014 were 192,000 ounces compared to attributable gold commercial production of 197,000 ounces. The variance of 5,000 ounces mainly related to the timing of sales.
•	Total cash costs[1,4] - gold mines[3] - for the second quarter 2014 were $881 per ounce produced, a slight improvement from the previous quarter and up 12% from the same prior year period. However, total cash costs in the prior year period included a significant favourable adjustment to the power cost accrual at Rosebel reflecting updated contract terms. Excluding the portion of the adjustment pertaining to periods prior to the second quarter 2013, total cash costs would have been $838 an ounce in the second quarter 2013, resulting in an increase of 5% instead of 12%. The increase was mainly due to the impact of lower grades on production, the increase in costs associated with processing a higher proportion of hard rock and cost inflation. Partially offsetting the increase were the sustained benefits from our 2013 cost reduction program.
•	All-in sustaining costs[1] - gold mines[3] - for the second quarter 2014 were $1,136 per ounce sold, down 5% from the second quarter 2013. Adjusting for the power cost credit at Rosebel mentioned above, all-in-sustaining costs decreased 9%. The decrease was mainly due to lower sustaining capital expenditures as Essakane accessed the phase 2 south ore-rich zone, as well as the use of leasing arrangements at Rosebel, partially offset by the factors indicated in the preceding paragraph.

•	All-in sustaining costs - total[5] - for the second quarter 2014 were $1,027 per ounce sold, down 10% from the same prior year period. Excluding the power cost credit mentioned above, the decrease from the prior year period was 14%. This measure includes the impact of the Niobec operating margin[1] and its sustaining capital expenditures.

Niobium Operation

•	Niobium production for the second quarter 2014 was 1.4 million kilograms, up 17% from the same quarter in 2013.
•	The operating margin[1] in the second quarter 2014 was $18 per kilogram, up 6% from the same prior year period. The increase in operating margin reflects sustainable cost saving initiatives implemented in 2013 and higher production related to the optimization of mill performance.
•	As the result of strong performance in the first half of the year, we are increasing our 2014 production guidance from a range of 4.7 to 5.1 million kilograms of niobium to 5.2 to 5.5 million kilograms of niobium and our operating margins[1] from a range of $15 to $17 a kilogram to $17 to $19 a kilogram.

Commitment to Zero Harm Continues

•	As safety is a critical performance metric in this company, we deeply regretted having to report the death of an employee on May 14, 2014 at Rosebel in an area of the operation that was being prepared for mining later in the year.
•	The frequency of all types of serious injuries (measured as DART rate6) continues to be an important health and safety measure, and for the first half of 2014 we were at 0.64 compared to 0.98 for the same prior year period, representing a 35% improvement.

ATTRIBUTABLE GOLD PRODUCTION AND ALL-IN SUSTAINING AND TOTAL CASH COSTS

	Gold Production (000s oz)		Total Cash Costs[1,2] ($ per gold ounce produced)		All-in Sustaining Costs[1] ($ per gold ounce sold)
Three months ended June 30,	2014	2013	2014	2013	2014	2013
Owner-operator
Rosebel (95%)	68	82	$942	$745	$1,216	$1,043
Essakane (90%)	92	62	848	729	941	1,168
Doyon division (100%)	11	41	490	811	693	905
	171	185	861	754	1,137	1,133
Joint ventures
Sadiola (41%)	24	24	949	901	1,050	1,370
Yatela (40%)	2	5	1,563	1,388	1,910	2,395
	26	29	1,008	995	1,130	1,575
Total commercial operations	197	214	881	787	1,136	1,196
Doyon division (100%)	9	10	-	-	-	-
	206	224	881	787	1,136	1,196
Cash costs[1], excluding royalties			818	720
Royalties			63	67
Total cash costs[2,5]			$881	$787
All-in sustaining costs[1,5] - gold mines[3]					1,136	1,196
Niobium contribution[4]					(109)	(53)
All-in sustaining costs - total					$1,027	$1,143

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
2	The total cash costs computation does not include Westwood pre-commercial production for the three months ended June 30, 2014 and 2013 of 9,000 ounces and 10,000 ounces, respectively.
3	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Mouska, Sadiola and Yatela on an attributable basis.
4	Niobium contribution consists of the Niobec operating margin and sustaining capital on a per gold ounce sold basis.
5	By-product credits are included in the calculation of this measure; refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

	Gold Production (000s oz)		Total Cash Costs[1,2] ($ per gold ounce produced)		All-in Sustaining Costs[1] ($ per gold ounce sold)
Six months ended June 30,	2014	2013	2014	2013	2014	2013
Owner-operator
Rosebel (95%)	148	171	$872	$730	$1,117	$1,100
Essakane (90%)	160	127	859	729	1,068	1,179
Doyon division (100%)	11	46	490	831	814	922
	319	344	852	744	1,160	1,191
Joint ventures
Sadiola (41%)	43	43	1,019	966	1,099	1,377
Yatela (40%)	6	15	1,556	1,295	1,896	1,870
	49	58	1,086	1,045	1,199	1,514
Total commercial operations	368	402	883	787	1,165	1,239
Doyon division (100%)	10	10	-	-	-	-
	378	412	883	787	1,165	1,239
Cash costs[1], excluding royalties			819	710
Royalties			64	77
Total cash costs[2,5]			$883	$787
All-in sustaining costs[1,5] - gold mines[3]					1,165	1,239
Niobium contribution[4]					(133)	(59)
All-in sustaining costs - total					$1,032	$1,180

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
2	The total cash costs computation does not include Westwood pre-commercial production for the six months ended June 30, 2014 and 2013 of 10,000 ounces.
3	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Mouska, Sadiola and Yatela on an attributable basis.
4	Niobium contribution consists of Niobec mine's operating margin and sustaining capital on a per gold ounce sold basis.
5	By-product credits are included in the calculation of this measure; refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

SECOND QUARTER 2014 OPERATING HIGHLIGHTS
(Refer to the MD&A for further details and analyses about our operations.)

Rosebel Mine - Suriname
Rosebel produced 68,000 attributable ounces of gold in the second quarter 2014, 15% lower than the previous quarter and 17% lower than the same prior year period mainly due to lower grades. Production in the second quarter 2014 was impacted by a particularly severe rainy season along with problems experienced with the drilling equipment. These factors limited access to planned higher grade material and necessitated a revision to the mine sequence.

During the first six months of 2014, grade reconciliations have identified lower grades in our grade control model than in our reserve model and with higher volumes of ore. Overall, we remain confident in our reserve model. To manage grade variations, we are implementing measures stemming from the grade control audit completed in the first quarter 2014. We are also moving to reverse circulation drilling for in-pit grade control as this will allow better definition of the boundary between waste rock and the ore body. We expect grades to improve in the second half of the year.

Total cash costs in the second quarter 2014 of $942 an ounce compared to $745 an ounce in the same period in 2013. However, total cash costs in the second quarter 2013 included a significant favourable adjustment to the power cost accrual for updated contract terms, which accounted for 69% of the year-over-year increase. Excluding the portion of the adjustment pertaining to periods prior to the second quarter, total cash costs in the second quarter 2013 would have been $880 an ounce. The balance of the increase was due to lower production volumes resulting from lower grades. The lower power rates resulting from the new power rate agreement in 2013 helped to mitigate the cost increases associated with processing 20% more hard rock and hauling the ore over longer distances. The 5-megawatt solar power project started during the first quarter was connected to the Suriname grid during the third quarter 2014 and is now operational.

In addition to the operating efficiencies identified through the 2013 cost reduction program, we are implementing the following continuous improvement and cost reduction initiatives.

•	Stabilizing the blend of hard, soft and transition rock so that there is less variation in the hardness of the rock being fed to the mill. The greater stability in the milling circuit as a result of a more consistent ore blend reduces the consumption of power and reagents and increases recoveries.
•	Changing the cyanide addition point to reduce circuit consumption and improve gravity recovery.
•	Optimizing general and administration manpower requirements.
•	Improving the shutdown management processes to increase plant equipment availability.
•	Accelerating construction to widen the road to the long-haul pit containing higher grade ore.
•	Remote monitoring of production drilling to enhance operator and drill performance.
•	Electronic monitoring of blast movement to improve dilution management.

In addition, an operational review in collaboration with an external consulting group has identified further opportunities to increase productivity and lower costs. The review focused on areas within mine and mill operations, mine engineering and geology, and mine and mill maintenance. The diagnostic and design phase has been completed and the initiative has now entered the implementation stage.

The drilling program at Rosebel continues to focus on increasing the inventory of soft and transitional rock. As part of our joint venture agreement with the Government of Suriname to target higher-grade softer rock we began exploration activities on the Sarafina Option property (five-year option agreement announced on March 6, 2014). The exploration program underway includes infill geochemical sampling, a geophysical survey, geological mapping and a structural analysis. The drilling program in the second half of this year will evaluate the priority targets identified through these activities. We continue to evaluate possible transactions for other prospective properties within the unincorporated joint venture area that have potential for higher-grade, softer rock.

Essakane Mine - Burkina Faso
Second quarter attributable gold production of 92,000 ounces was up 48% from the same quarter 2013 and 35% from the first quarter of this year, driven by higher throughput resulting from the expanded mill. Mill throughput increased 29% from the previous quarter while the volume of hard rock was up 27%. While the percentage of hard rock in the mill feed remained flat, the percentage of transition rock increased from 30% to 47% over this period.

During the second quarter, a significant percentage of the river diversion north of the main pit was completed to enable the continued push back of the main pit. As mining shifted to lower elevations, stripping activities continued at a lower rate. Grades increased 8% from the first quarter and are expected to climb higher as the current production phase of the pit accesses the heart of the deposit comprising high-grade hard rock.

Total cash costs in the second quarter 2014 were higher than the same quarter 2013 mainly due to higher energy costs associated with hard rock processing and reduced capitalized stripping. The expected increase in grades will help to mitigate the impact of the higher energy consumption required to treat harder ore, and further cost benefits are expected from initiatives focused on optimizing the mining and milling processes. We continue to evaluate options for securing a more cost effective source of power, including grid power and a solar power plant.

With the anticipated production ramp-up in the second half of the year from strong throughput and higher grades, we maintain our expectation for a 25% year-over-year increase in production in 2014.

Doyon Division (Westwood Mine and Mouska Mine) - Canada
Subsequent to the end of the second quarter we announced that the Westwood mine achieved commercial production on July 1, 2014. The first half of the year was focused on preparing the mine for commercial production. The underground development rate is more than 1,400 metres per month and significant progress has been made in breaking through to new access levels. The mine is now hoisting ore at a level that can feed the mill with the volume necessary to enable profitable production. With the mine now producing at a rate sufficient for an operating mine, the contribution from sales effective July 1, 2014 will be recorded in the consolidated statement of earnings rather than netted against capital expenditures. As production ramps up throughout the rest of the year, total cash costs will trend downwards and are expected to average between $750 and $850 per ounce produced over this period.

In the second quarter, the ore from Westwood and Mouska that had been stockpiled in the first quarter was processed by the Westwood mill. Of the 20,000 ounces of gold produced in the second quarter, 9,000 ounces were non-commercial ounces from Westwood and 11,000 ounces were commercial ounces from Mouska. During the second quarter 2014, Mouska completed its final mining activities and subsequently proceeded with closure activities.

The Westwood plant is on track to meet 2014 production guidance of between 100,000 and 120,000 ounces and plans to use its spare capacity to process between 150,000 and 200,000 tonnes of ore annually for Gold Bullion Development Corporation.

Sadiola Mine - Mali
Second quarter attributable gold production of 24,000 ounces was unchanged from the same quarter 2013 and up 26% from the first quarter 2014. Any future expansion at Sadiola requires securing a long-term supply of lower-cost, reliable and uninterrupted power.

Niobec - Canada
Niobec continues to perform strongly, with 1.4 million kilograms of niobium produced in the second quarter, up 17% from the same quarter 2013. The operating margin1 in the second quarter 2014 was $18 per kilogram compared to $17 per kilogram in the second quarter 2013. The higher production reflects improving grades and recoveries and higher throughput resulting from mill optimization efforts completed in 2013.

Demand for niobium is largely tied to the demand for steel. World steel production in the second quarter 2014 was 2.5% higher than the same period a year ago due to increasing production in North America, the Middle East and China. The average realized sales price in 2014 has been marginally higher than it was a year ago.

CÔTÉ GOLD PROJECT, CANADA
With respect to our Côté Gold project, which remains an attractive asset for our longer-term production portfolio, we anticipate the feasibility study to be completed by the first quarter 2016. Côté Gold is an attractive long-term asset that will strengthen our production pipeline.

EXPLORATION

In the second quarter 2014, expenditures for exploration and project studies totaled $20.2 million, of which $11.5 million was expensed and $8.7 million capitalized. This compares to $23.2 million for the same period in 2013. In addition to mine site and brownfield exploration programs, we continue to advance our early to advanced stage greenfield exploration projects.

WHOLLY-OWNED PROJECTS
Following are the highlights for our wholly-owned projects, with more detail provided in the MD&A.

Pitangui - Brazil
On June 23, 2014 we announced an update for ongoing delineation drilling at our Pitangui exploration project in Brazil following the declaration of a maiden resource estimate on April 9th 2014. The mineral resource estimate for the São Sebastião gold deposit comprises a 4.07 million tonne inferred resource grading 4.88 grams of gold per tonne for 638,000 contained ounces. The project is located in the Iron Quadrangle, the second largest gold-producing region in Brazil. The update reported new high-grade intersections confirming the continuity of mineralization within the core area of the São Sebastião deposit along with high-grade intersections from a structurally thickened section within another zone. Ongoing delineation drilling is focused on identifying additional higher-grade and structurally thickened shoots.

Boto - Senegal
Subsequent to declaring a 1.1 million ounce indicated resource estimate averaging 1.6 grams of gold per tonne for our Boto Gold Project in Senegal on July 29, 2013, we announced an update on April 9, 2014 confirming the continuity of mineralization within the defined resource and extending the mineralization associated with the Malikoundi deposit, the largest deposit on the property. Drilling continued throughout the second quarter to support the scoping study, and diamond drilling commenced on several new gold anomalies defined by the aircore drilling program completed earlier in the quarter.

JOINT VENTURE PROJECTS
Following are the highlights for our joint venture projects, with more detail provided in the MD&A.

Monster Lake - Canada
In November 2013 we entered into an option agreement with TomaGold Corporation respecting three properties within a 4-kilometre long mineralized corridor in the Abitibi Greenstone belt. On May 27, 2014, assay results from five holes confirmed the presence of significant high-grade mineralization associated with three mineralized zones.

Eastern Borosi - Nicaragua
On May 26, 2014 we entered into an option agreement with Calibre Mining Corporation respecting its Eastern Borosi project. The project comprises 176 square kilometres in Northeast Nicaragua and hosts gold and silver resources in two deposits along with a series of gold and silver exploration targets. Diamond drilling to test a number of priority targets will begin this quarter.

Siribaya - Mali
Our joint venture partner, Merrex Gold, provided exploration updates throughout the second quarter (see Merrex Gold news releases dated April 30, 2014 and July 2, 2014). It was reported that reverse circulation drilling was completed on the Diakha prospect, which is a significant geochemical anomaly located on the southern extension of our Boto Gold Malikoundi mineralized trend in Senegal. The results of the drilling program revealed multiple zones of gold mineralization which bear similarities to the Boto Gold deposits. A phase two diamond and reverse circulation drilling program is underway to further delineate the potential of this prospect.

End Notes (excluding tables)

1	This is a non-GAAP measure. Refer to the reconciliation in the non-GAAP performance measures section of the MD&A.
2	Attributable gold production includes Westwood pre-commercial production for the three months ended June 30, 2014 of 9,000 ounces.
3	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Mouska, Sadiola and Yatela on an attributable basis.
4	The total cash costs computation does not include Westwood pre-commercial production for the three months ended June 30, 2014 of 9,000 ounces.
5	Total, as used with all-in sustaining costs, includes the impact of niobium contribution, defined as the Niobec operating margin and sustaining capital, on a per gold ounce sold basis. Refer to the all-in sustaining cost table in the MD&A.
6	The DART refers to the number of days away, restricted duty or job transfer incidents that occur per 100 empl

CONFERENCE CALL

A conference call will be held on Thursday, August 14, 2014 at 8:30 a.m. (Eastern Daylight Time) for a discussion with management regarding IAMGOLD`s second quarter 2014 operating performance and financial results.  A webcast of the conference call will be available through IAMGOLD`s website - www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-800-319-4610 or 1-604-638-5340.

A replay of this conference call will be available from 11:00 a.m. August 14 to September 13, 2014. Access this replay by dialling: North America toll-free: 1-800-319-6413 or 1-604-638-9010, passcode: 1952#.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
All information included in this news release, including any information as to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, other than statements of historical fact, constitute forward looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release  are found under, but are not limited to being included under, the headings "Second Quarter 2014 Highlights" and "Second Quarter 2014 Operating Highlights", and include, without limitation, statements with respect to: the Company's guidance for production, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, niobium production and operating margin, capital expenditures, operations outlook, cost management initiatives, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production,  permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to the, use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan", "suggest", "guidance", "outlook", "potential", "prospects", "seek", "targets", "strategy" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company's credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD's ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the company's estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company's latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.html, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

Qualified Person Information
The technical information relating to exploration activities disclosed in this news release was prepared under the supervision of, and reviewed by, Craig MacDougall, P.Geo., Senior Vice President, Exploration, for IAMGOLD.  Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with five operating gold mines (including current joint ventures) on three continents and one of the world's top three niobium mines. A solid base of strategic assets in Canada, South America and Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.

SOURCE IAMGOLD Corporation

%CIK: 0001203464

For further information:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Penelope Talbot-Kelly, Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4738  Mobile (647) 280-0519

Toll-free: 1-888-464-9999  info@iamgold.com

CO: IAMGOLD Corporation

CNW 17:11e 13-AUG-14